Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

The following communication was made available on Star Peak Energy Transition Corp.’s website on March 29, 2021:

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] HOW TO VOTE YOUR VOTE MATTERS Every vote is important. Regardless of the number of shares you hold, we encourage you to make your voice heard and vote today in favor of the business combination with Stem, Inc.! If you owned Star Peak (NYSE: STPK) stock as of the close of business on March 4, 2021, you are entitled to vote and are NYSE: STPK $25.42 -1.98 (-7.24%) 20 minutes min delay | Mar 29, 2021 | 12:17 PM

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] or email Morrow Sodali, Star Peak’s proxy solicitor: 877-787- 9239 or STPK.info@investor.morrowsodali.com. 1. Vote Online (Highly recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e- mailed) to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form.

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] 2. Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form. 3. Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e- mailed) to you. To send in your vote via mail, you will need your voting control number, which you can find on your Voting Instruction Form. To ensure your vote is handled properly, be sure to: Mark, sign and date your Voting Instruction Form;

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] Fold and return your Voting Instruction Form in the postage- paid envelope provided; and Postmark your Voting Instruction Form no later than April 21, 2021. YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or have misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a form replacement or to obtain your control number. You will need this in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares. FREQUENTLY ASKED QUESTIONS (FAQS)

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] HOW DO I VOTE MY SHARES? If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on March 4, 2021, contact them immediately to obtain your control number and instructions to vote online or by telephone. CAN I STILL VOTE IF I NO LONGER OWN MY SHARES? Yes, if you owned STPK shares as of the close of business on March 4, 2021, the record date for the Special Meeting, you can still vote your shares even if you no longer own them. WHERE CAN I FIND MY CONTROL NUMBER? Your voting control number is the number provided on your Voting Instruction Form in large bold text that was mailed (or e- mailed) to you with your proxy materials. If your shares are held by a bank, broker or

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] other nominee and you cannot locate your control number, you will need to contact them to obtain your control number. WHEN DO I NEED TO VOTE BY? We encourage you to vote as soon as possible, but no later than 11:59 p.m. ET on April 26, 2021. If you vote by mail, we suggest you postmark your signed Voting Instruction Form by April 21, 2021 to account for shipping time. HOW LONG WILL IT TAKE TO VOTE? Voting is simple and designed to take just a few minutes, depending on how you vote. We recommend voting online for the quickest experience. WHAT IF I WANT TO VOTE BY MAIL OR PHONE? You can vote in one of three ways: online, by telephone or by mail. If you need assistance voting your shares, please call Morrow Sodali LLC, Star Peak’s proxy

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] solicitor, toll-free at 877-787-9239 or e-mail at STPK.info@investor.morrowsodali.com. WHO SHOULD I CONTACT WITH QUESTIONS? If you need assistance voting your shares, please call Morrow Sodali LLC, Star Peak’s proxy solicitor, toll-free at 877-787- 9239 or e-mail at STPK.info@investor.morrowsodali.com. HOW DO I ATTEND THE SPECIAL MEETING ON APRIL 27, 2021 AT 11 A.M. ET? The Special Meeting will be held on April 27, 2021 at 11 a.m. ET, via live webcast at https://www.cstproxy.com/starpeakcorp/2021. WHERE CAN I GO FOR HELP LOGGING IN TO EXERCISE MY VOTE? Contact your brokerage firm. A list of the top brokerage firms is below to get you started:

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] Ally BNY Mellon Charles Schwab CITIBANK E*Trade Interactive Brokers Fidelity Firsttrade J.P. Morgan Securities LLC Merrill Morgan Stanley National Financial Services LLC Pershing LLC Robinhood TD Ameritrade TradeStation Vangaurd Brokerage Services Webull Wells Fargo Clearing Services Additional Information This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a definitive proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Participants in the Solicitation STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination is set forth in STPK’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by STPK, which will include the definitive proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction. Forward-Looking Statements Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward- looking statements by terminology such as

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its

Star Peak Energy Transition Corp. - How to Vote https://starpeakenergy2020spac.s4.q4web.com/....aspx?SectionId=92561b94-66cd-47ab-8b33-367f4cf8dd56&LanguageId=1&ResetDate=1[3/29/2021 11:42:51 AM] effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” in STPK’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

The following communication was made available on Stem, Inc.'s website on March 29, 2021:

The following communication was made available by Stem, Inc. on Twitter on March 29, 2021:

The following communication was made available by Stem, Inc. on LinkedIn on March 29, 2021:

The following communication was made available by Stem, Inc. on Facebook on March 29, 2021:

The following communication was made available by Stem, Inc. on StockTwits on March 29, 2021:

About Stem

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class artificial intelligence (AI)-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril Capital Management, Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Stem. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a definitive proxy statement / prospectus / written consent solicitation to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Star Peak and Stem and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Star Peak s stockholders in connection with the proposed business combination is set forth in Star Peak’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Star Peak’s directors and officers in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which will include the definitive proxy statement / prospectus / written consent solicitation of Star Peak for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.